Exhibit 99.1

26 October 2021

Tremor International Ltd

(“Tremor” or the “Company”)

Tremor Signs Exclusive Global Smart TV Data Partnership with VIDAA

-	Tremor to gain exclusive access to VIDAA’s automatic content recognition (‘ACR’) data, through operating system preinstalled on most Hisense TVs and integrated with premium global OEMs

-	Smart TV base expected to grow from 20 million to c. 40 million, significantly extending Tremor’s global reach

Tremor International Ltd. (AIM/NASDAQ: TRMR), a global leader in Video and Connected TV ('CTV') advertising, offering an end-to-end technology platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory, announces a global and exclusive strategic partnership with VIDAA, a smart TV operating system and content platform preinstalled on most TVs manufactured by Hisense, considered one of the top TV manufacturers in the world, and also integrated into a number of premium original equipment manufacturers (‘OEM’), including Toshiba.

The partnership enables Tremor’s technology platform to gain exclusive access to VIDAA’s automatic content recognition (‘ACR’) data, both in the US and internationally.

The agreement provides access to VIDAA’s distribution, reaching approximately 20 million smart TVs worldwide, which is expected to grow to more than 40 million in the coming years. Tremor will bring VIDAA’s ACR data into its TV Intelligence solution starting May 1, 2022, which will make Tremor the only external end-to-end technology platform with direct access to OEM ACR data for targeting purposes, outside the walled gardens. Following the integration into its TV Intelligence solution, Tremor International will have exclusive rights to the VIDAA ACR data in all global markets, and Tremor will activate in the US, Canada, UK, Germany, France, Italy, Spain, Portugal, Netherlands, Australia, and Japan.

The data will be available for activation by both advertiser and media company clients, via Tremor’s wholly owned subsidiaries: Tremor Video and Unruly. In addition to targeting, Tremor Video and Unruly will offer proprietary measurement capabilities for TV Intelligence campaigns.

Ofer Druker, Chief Executive Officer at Tremor International commented:

“This is an important milestone in Tremor International’s trajectory as a leader in CTV and video, and underscores an important pillar in our strategy. The partnership with VIDAA bolsters the availability of highly desirable data sets that will live exclusively within the Tremor International end-to-end platform, opening new advertising horizons for customers across the globe and accelerating Tremor’s growth around CTV.”

Guy Edri, EVP at VIDAA, added:

"The idea behind VIDAA was to put the customer at the centre of the CTV experience. Our mission is to bring the finest content, both global and local, to our customers, who are today overwhelmed by an endless array of options and choices in viewing services. Creating one easy place for user management ensures they have a direct way to view the content they enjoy and aligning ads with their needs and preferences is an important part of that. Teaming up with Tremor International, with impressive capabilities on both the commercial and CTV technology sides of its business, will enable an even better experience for our customers, as we are committed to bringing best-in-class content to consumers all over the globe."

For further information please contact:

Tremor International Ltd Ofer Druker, Chief Executive Officer Sagi Niri, Chief Financial Officer	Via Vigo Consulting
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600
Vigo Consulting Jeremy Garcia Antonia Pollock Kate Kilgallen	Tel: +44 20 7390 0230 tremor@vigoconsulting.com

U.S. Investor Relations Billy Eckert	weckert@tremorinternational.com

The information contained within this announcement is deemed by the Company to constitute inside information.

About Tremor International

Tremor International is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV.  Tremor International's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor International, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor International has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

About VIDAA

VIDAA Smart OS is a Linux-based open smart TV operating system. The independent company VIDAA USA was established in 2019, and it has - in just two years - become a strong global contender in the smart TV platform space. In 2020, VIDAA introduced a completely new and revamped user interface named U4, which puts users and their way of consuming content at the core of the design. As of May 2021, the most advanced version on the market is VIDAA U5, which saw further improvements in user experience by implementing Google Assistant capabilities, its voice service, the new VIDAA remote control smartphone application, as well as advertising and billing services in select markets. VIDAA is preinstalled on new Hisense TVs as well as Toshiba Smart TVs manufactured by Hisense. For more information, visit www.vidaa.com and follow VIDAA on Facebook.com/vidaatv, Twitter, and Instagram at @vidaatv.

Forward Looking Statements
This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the potential benefits associated with the VIDAA partnership, the growth of video and CTV, benefits of any of Tremor’s other commercial partnerships and any other statements related to its future financial results. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic and how those developments may adversely impact Tremor’s business, customers and the markets in which Tremor competes, changes in industry trends, other negative developments in Tremor's business or unfavorable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s Registration Statement on Form F-1, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on June 17, 2021. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor and Unruly, and the Tremor and Unruly logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.